UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR	SEC FILE NUMBER 001-38924

For Period Ended: September 30, 2022	CUSIP NUMBER 91532B101

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	UpHealth, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	14000 S. Military Trail, Suite 203
City, State and Zip Code:	Delray Beach, FL 33484

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed by UpHealth, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on October 3, 2022 (the “October 3 Current Report”), a dispute has arisen with the founders and members of the board of directors of Glocal Healthcare Systems Private Limited, an Indian company with its registered office in Kolkata, West Bengal, India (“Glocal”, and such members, the “Glocal Board”), which is one of the six entities that the Company acquired in conjunction with its June 9, 2021 business combinations that enabled the inception of the Company. As also disclosed in the October 3 Current Report, the separate Indian accounting firm that serves as Glocal’s auditors had recently expressed concern to the Company over the actions of the Glocal Board and had stated to the Company that it was uncertain whether it will be able to complete its review of the financial statements for Glocal for the fiscal quarter ended September 30, 2022. As separately disclosed in the Current Report on Form 8-K filed by the Company with the Commission on November 14, 2022 (the “November 14 Current Report”), subsequent to the filing of the October 3 Current Report, that separate accounting firm has since resigned as the auditors of Glocal, citing to developments in Glocal related to the announced dispute between the Glocal Board and the Company. As a result of this resignation, a review of the financial statements for Glocal for the fiscal quarter ended September 30, 2022 has not yet been conducted. Furthermore, Glocal has not yet delivered to the Company such financial statements. The Company is pursuing legal remedies against Glocal in an effort to obtain such financial statements.

As further disclosed in the November 14 Current Report, the Company changed its independent registered public accounting firm from Plante & Moran, PLLC to BPM LLP (“BPM”), effective November 9, 2022. BPM is expecting to be able to provide for the review of the financial statements for Glocal for the fiscal quarter ended September 30, 2022 upon their receipt, in addition to reviewing the consolidated financial statements for the Company for this period. Due to the recent change in the Company’s independent registered public accounting firm and the delay in the compilation, dissemination and review by the Company of the financial statements for Glocal for the fiscal quarter ended September 30, 2022, the Company has been unable to complete the compilation of its consolidated financial statements for the fiscal quarter ended September 30, 2022 or provide such consolidated financial statements to BPM for it to review such consolidated financial statements, which has rendered timely filing of the Form 10-Q impracticable without unreasonable effort and expense to the Company. The Company does not expect to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Martin S. A. Beck	888	424-3646
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III, the Company has not yet received the financial statements for Glocal for the fiscal quarter ended September 30, 2022. The Company anticipates that its consolidated financial statements for the fiscal quarter ended September 30, 2022, could result in a change in the reporting of its operational results when compared to the fiscal quarter ended September 30, 2021, but without having yet received the financial statements for Glocal for the fiscal quarter ended September 30, 2022, it is unable at this time to either state what may be a significant change or to quantify.

UpHealth, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	November 14, 2022		/s/ Samuel J. Meckey
		By: Title:	Samuel J. Meckey Chief Executive Officer